UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Harmony Metals, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Alan P. Donenfeld
c/o Paragon Capital LP
110 East 59th Street, 22nd Fl
New York, NY 10022
 (212) 593-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Alan P. Donenfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).............AF.........................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... United States of America...........................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............ 2,775,567(1).......................................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power............ 2,775,567(1)................................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 2,775,567 (1)…………………….......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............19.99%(2)............................

14.	Type of Reporting Person (See Instructions) .......IN...........................................................................................................................................
(1) Represents 1,273,900 shares of common stock and warrants to purchase 1,501,667 shares of common stock of Harmony Metals, Inc. (the "Issuer") owned of record by Paragon Capital LP (“Paragon”). Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and therefore may be deemed to beneficially own the securities owned of record by Paragon.
(2) The total number of shares issued and outstanding used in this Schedule 13D to calculate the percent of the class of the common stock owned by the Reporting Persons is based on 8,333,333 shares of Common Stock issued and outstanding as of December 30, 2011. The exercise of the warrants is contractually capped such that any exercise shall not cause the holder's beneficial ownership to exceed 19.99%. The warrants are currently exercisable for up to 391,933 shares of Common Stock.

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paragon Capital LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).............OO.........................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ......Delaware..........................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............ 2,775,567 (1).......................................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power............ 2,775,567 (1) ......................................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 2,775,567 (1) ………………….......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) ............. 19.99%(2) ............................

14.	Type of Reporting Person (See Instructions) .......PN...........................................................................................................................................
(1) Represents 1,273,900  shares of common stock and warrants to purchase 1,501,667 shares of common the Issuer owned of record by Paragon. Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and therefore may be deemed to beneficially own the securities owned of record by Paragon.

(2) The total number of shares issued and outstanding used in this Schedule 13D to calculate the percent of the class of the common stock owned by the Reporting Persons is based on 8,333,333 shares of Common Stock issued and outstanding as of December 30, 2011. The exercise of the warrants is contractually capped such that any exercise shall not cause the holder's beneficial ownership to exceed 19.99%. The warrants are currently exercisable for up to 391,933 shares of Common Stock.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Harmony Metals, Inc. with principal executive offices located at 315 University Avenue, Los Gatos, CA 95030 (the “Issuer”).

Item 2. Identity and Background.

(a) The names of the reporting persons are Alan P. Donenfeld and Paragon Capital LP (together, the "Reporting Persons") .

(b) The business address of the Reporting Persons is 110 East 59th Street, 22nd Fl., New York, NY 10022.

(c) Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon.

(d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Donenfeld is a citizen of the U.S.A. Paragon was formed in Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 30, 2011, Paragon acquired an aggregate of 1,278,900 shares of Common Stock of the Issuer (the "Shares") from certain shareholders of the Issuer at a per share purchase price equal to $0.06 per share.  Paragon agreed to cancel 5,000 of such shares and received a warrant to purchase 1,501,667  shares of Common Stock of the Issuer at an exercise price of $.40 per share.  The warrant is exercisable at any time on or after December 30, 2011 and on or prior to the earlier of (a) December 30, 2018, or (b) the closing of a "Sale" or "Merger Transaction" which includes, (i) the closing of the sale, transfer, exclusive license or other disposition of all or substantially all of the Issuer's assets, (ii) the consummation of the merger or consolidation of the Issuer with or into another entity (except a merger or consolidation in which the holders of capital stock of the Issuer immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Issuer or the surviving or acquiring entity), or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Issuer’s securities), of the Issuer’s securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Issuer (or the surviving or acquiring entity). The exercise of the warrant is contractually capped such that any exercise shall not cause the holder's beneficial ownership to exceed 19.99%. The warrant is currently exercisable for upto 391,933 shares of Common Stock.

Item 4.  Purpose of Transaction.

As described in Item 3 above, the purpose of the transaction was for Paragon to acquire certain securities of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Paragon beneficially owns of record 1,278,900 shares of Common Stock and 391,933 warrants, representing 19.99% of the outstanding shares of Common Stock of the Issuer. There are an aggregate of 1,501,667 shares of common stock underlying the warrant, however, the exercise of the warrants is contractually capped such that any exercise shall not cause the holder's beneficial ownership to exceed 19.99%.  Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and therefore may be deemed to beneficially own the securities owned of record by Paragon.

(b) Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and has the sole right to vote and dispose, or direct the disposition, of the securities owned of record by Paragon.

(c) The description of the transactions described in Item 3 herein, is incorporated herein by this reference.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2012

/s/ Alan P. Donenfeld
Alan P. Donenfeld

Paragon Capital LP

By:	/s/ Alan P. Donenfeld
Alan P. Donenfeld